UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Robomatix Technologies Ltd.
(Name of Subject Company (Issuer))
Zvi Barinboim Silverboim Holdings Ltd. SPL Software Ltd. WorldGroup Holdings Ltd.
(Names of Filing Persons (Offerors))
Ordinary Shares, Par Value NIS 1.46 Per Share
(Title of Class of Securities)
M8216J107
(CUSIP Number)
Andris J. Vizbaras, Esq. Carter Ledyard & Milburn LLP 2 Wall Street, New York, New York 10005 (212) 732-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$17,286,257	$2,035

*    Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,286,257 ordinary shares of Robomatix Technologies Ltd. at the tender offer price of $1.00 per ordinary share.

**   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 1 for fiscal year 2006, equals $117.70 per million of transaction value.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________	Filing Party: ____________________________
Form or Registration No. ____________________	Date Filed: ______________________________

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    third-party tender offer subject to Rule 14d-1.

    issuer tender offer subject to Rule 13e-4.

    going-private transaction subject to Rule 13e-3.

    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

CUSIP No. M8216J107

1	NAME OF REPORTING PERSON: Silverboim Holdings Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 8,273,150 Shares
8 SHARED VOTING POWER: 8,273,150 Shares
9 SOLE DISPOSITIVE POWER: 8,273,150 Shares
10 SHARED DISPOSITIVE POWER: 8,273,150 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,273,150 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.84%
14	TYPE OF REPORTING PERSON: CO

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by WorldGroup Holdings Ltd., an Israeli corporation (the "Buyer"), to purchase all the outstanding ordinary shares, par value NIS 1.46 per share (the "Ordinary Shares"), of Robomatix Technologies Ltd., an Israeli corporation ("Robomatix" or the "Company"), at a purchase price of $1.00 per Ordinary Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of the Buyer, SPL Software Ltd., Silverboim Holdings Ltd. and Zvi Barinboim.

The information set forth in the Offer to Purchase, including the Schedules and Annexes thereto, is hereby incorporated by reference in answer to items 1 through 11 and item 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the captions "Summary" and "Introduction" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)    The information set forth in the Offer to Purchase under the caption "The Offer -- Certain Information Concerning Robomatix" is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under the caption "The Offer -- Terms of Our Offer" is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase under the caption "The Offer -- Price Range of the Shares" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c)    The information set forth in the Offer to Purchase under the captions "The Offer -- Certain Information Concerning the Bidder Group" and in Annex A thereto is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)    The information set forth in the Offer to Purchase under the captions "Special Factors -- Israeli Companies Law, 1999; Rights of Shareholders in Our Offer," "The Offer -- Terms of our Offer," "The Offer -- Acceptance for Payment," "The Offer -- Procedure for Tendering Shares," "The Offer -- Withdrawal Rights" and "The Offer -- Material Tax Consequences" is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)    The information set forth in the Offer to Purchase under the captions "Special Factors -- Background of Our Offer," "The Offer -- Certain Information Concerning Robomatix," and "The Offer -- Certain Information Concerning the Bidder Group" is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase under the caption "Special Factors -- Background of the Offer," "The Offer -- Certain Information Concerning Robomatix," and "The Offer -- Certain Information Concerning the Bidder Group" is incorporated herein by reference.

ITEM 6.    PURPOSE OF THIS TRANSACTION AND PLANS OR PROPOSALS.

(a)    The information set forth in the Offer to Purchase under the caption "Special Factors -- Purpose of Our Offer" is incorporated herein by reference.

(c)    (1)-(7)    The information set forth in the Offer to Purchase under the caption "Special Factors -- Plans for Robomatix; Effects of Our Offer" is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) and (b) The information set forth in the Offer to Purchase under the caption "The Offer -- Source and Amount of Funds" is incorporated herein by reference.

(d)    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under the captions "Special Factors -- Background of Our Offer," "Special Factors -- Plans for Robomatix; Effects of Our Offer," and "The Offer -- Information Concerning the Bidder Group" is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)    The information set forth in the Offer to Purchase under the captions "The Offer -- Fees and Expenses" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

(a)    The financial statements of Buyer are not material to the Offer.

(b)    The pro forma financial statements of Buyer are not material to the Offer.

ITEM 11.    ADDITIONAL INFORMATION.

(a)(1)    The information set forth in the Offer to Purchase under the caption "The Offer -- Certain Information Concerning Robomatix" is incorporated herein by reference.

(a)(2)-(3)    The information set forth in the Offer to Purchase under the captions "The Offer -- Conditions to Our Offer" and "The Offer -- Certain Legal Matters" is incorporated herein by reference.

(a)(4)    Not applicable.

(a)(5)    Not applicable.

(b)    The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(A)    Offer to Purchase, dated June 14, 2005.

(a)(1)(B)    Letter of Transmittal.

(a)(1)(C)    Notice of Guaranteed Delivery.

(a)(1)(D)    Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)    Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)    Press release announcing the results of the Shareholders Meeting of WorldGroup Holdings Ltd. (incorporated by reference to the pre-commencement Tender Offer Statement on Schedule TO filed by Zvi Barinboim, Silverboim Holdings Ltd., SPL Software Ltd. and WorldGroup Holdings Ltd. with the Securities and Exchange Commission on May 31, 2005).

(a)(1)(H)    Excerpt from a proxy statement provided by WorldGroup Holdings Ltd. to its shareholders in connection with their meeting held May 31, 2005 (incorporated by reference to the pre-commencement Tender Offer Statement on Schedule TO filed by Zvi Barinboim, Silverboim Holdings Ltd., SPL Software Ltd. and WorldGroup Holdings Ltd. with the Securities and Exchange Commission on June 6, 2005).

(b)    Not applicable.

(d)    Not applicable.

(g)    Not applicable.

(h)    Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

Item 2.    Subject Company Information.

(d)    The information set forth in the Offer to Purchase under the caption "The Offer -- Dividends and Distributions" is incorporated herein by reference.

(e)    Not applicable.

(f)    The information set forth in the Offer to Purchase under the caption "Special Factors -- Background of Our Offer" is incorporated herein by reference.

Item 4.    Terms of the Transaction

(c)    Not applicable.

(d)    The information set forth in the Offer to Purchase under the caption "Special Factors -- Israeli Companies Law, 1999; Rights of Shareholders in Our Offer" is incorporated herein by reference.

(e)    The information set forth in the Offer to Purchase under the caption "The Offer -- Fees and Expenses" is incorporated herein by reference.

(f)    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(c)    The information set forth in the Offer to Purchase under the captions "Special Factors -- Background of the Offer," "The Offer -- Certain Information Concerning Robomatix," and "The Offer -- Certain Information Concerning the Bidder Group" is incorporated herein by reference.

(e)    The information set forth in the Offer to Purchase under the captions "The Offer -- Certain Information Concerning Robomatix" and "The Offer -- Certain Information Concerning the Bidder Group" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(b)    The information set forth in the Offer to Purchase under the caption "Special Factors -- Purpose of Our Offer" is incorporated herein by reference.

(c)(8)    The information set forth in the Offer to Purchase under the caption "Special Factors -- Plans for Robomatix; Effects of Our Offer" is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

(a),(b),(c)    The information set forth in the Offer to Purchase under the captions "Special Factors -- Background of Our Offer" and "Special Factors -- Purpose of Our Offer" is incorporated herein by reference.

(d)    The information set forth in the Offer to Purchase under the captions "Special Factors -- Purpose of Our Offer," "Special Factors -- Plans for Robomatix; Effects of Our Offer" "Special Factors -- Israeli Companies Law, 1999; Rights of Shareholders in Our Offer" and "The Offer -- Material Tax Consequences" is incorporated herein by reference.

Item 8.    Fairness of the Transaction

(a) - (d), (f)    The information set forth in the Offer to Purchase under the caption "Special Factors -- Position of the Bidder Group Regarding the Fairness of Our Offer" is incorporated herein by reference.

(e)    The information set forth in the Offer to Purchase under the caption "Special Factors -- Neutral Position of Robomatix" is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations

(a)    The information set forth in the Offer to Purchase under the caption "Special Factors -- Background of Our Offer" is incorporated herein by reference.

(b), (c)    Not applicable.

Item 10.    Source and Amount of Funds and Other Consideration

(c)    The information set forth in the Offer to Purchase under the caption "The Offer -- Fees and Expenses" is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

(d)    The information set forth in the Offer to Purchase under the caption "Special Factors -- Plans for Robomatix; Effects of Our Offer" is incorporated herein by reference.

(e)    The information set forth in the Offer to Purchase under the captions "Special Factors -- Neutral Position of Robomatix," "Special Factors -- Position of the Bidder Group Regarding the Fairness of Our Offer" and "The Offer -- Certain Information Concerning the Bidder Group" is incorporated herein by reference.

Item 13.    Financial Information

(a)    Reference is made the audited financial statements and unaudited financial information of the Company included in its annual report on Form 20-F for the period ended December 31, 2003 filed on July 13, 2004, and in its report on Form 6-K filed on May 9, 2005.

(b)    The effect of the transaction on the Company's balance sheet, statement of income, earnings per share and ratio of earnings to fixed charges, and book value per share is not material.

Item 14.    Persons/Assets Retained, Employed, Compensated or Used

(b)    None.

Item 16.    Exhibits

None.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

/s/ Zvi Barinboim Zvi Barinboim
SILVERBOIM HOLDINGS LTD.
By: /s/ Zvi Barinboim Zvi Barinboim Chairman
SPL SOFTWARE LTD.
By: /s/ Zvi Barinboim Zvi Barinboim Chairman
By: /s/ Jacob Tenenboem Jacob Tenenboem Director
WORLDGROUP HOLDINGS LTD.
By: /s/ Zvi Barinboim Zvi Barinboim Chairman
By: /s/ Ehud Amir Ehud Amir Chief Executive Officer

Date:  June 14, 2005

INDEX TO EXHIBITS

Exhibit	Description
(a)(1)(A)	Offer to Purchase, dated June 14, 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press release announcing the results of the Shareholders Meeting of WorldGroup Holdings Ltd. (incorporated by reference to the pre-commencement Tender Offer Statement on Schedule TO filed by Zvi Barinboim, Silverboim Holdings Ltd., SPL Software Ltd. and WorldGroup Holdings Ltd. with the Securities and Exchange Commission on May 31, 2005).
(a)(1)(H)	Excerpt from a proxy statement provided by WorldGroup Holdings Ltd. to its shareholders in connection with their meeting held May 31, 2005 (incorporated by reference to the pre-commencement Tender Offer Statement on Schedule TO filed by Zvi Barinboim, Silverboim Holdings Ltd., SPL Software Ltd. and WorldGroup Holdings Ltd. with the Securities and Exchange Commission on June 6, 2005).
(b)	None.
(c)	None.
(d)	None.
(f)	None.
(g)	None.
(h)	None.